Exhibit 21.1

Subsidiaries of Parsley Energy, Inc.

Entity	State of Formation
Parsley Energy, LLC	Delaware
Parsley Energy, L.P.	Texas
Parsley Energy Management, LLC	Texas
Parsley Energy Operations, LLC	Texas
Parsley Energy Aviation, LLC	Texas
Spraberry Production Services LLC	Texas